Exhibit 12(e)

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Six	December 31,
	Months Ended	(Thousands of Dollars)
	June 30,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income before income taxes	$60,101	$137,890	$115,764	$76,936	$80,319	$86,326
Adjust for distributed income of equity
investees	(2,079)	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	32,429	62,463	59,351	57,047	61,849	63,002
Total earnings, as defined	$90,451	$191,006	$164,745	$135,973	$140,032	$146,784

Fixed charges, as defined:
Interest charges	$31,129	$59,955	$56,866	$54,297	$59,363	$60,317
Rental interest factor	425	732	873	1,233	941	1,086
Total fixed charges	$31,554	$60,687	$57,739	$55,530	60,304	$61,403

Supplemental increment to fixed charges*	875	1,776	1,612	1,517	1,545	1,599

Total supplemental fixed charges	$32,429	$62,463	$59,351	$57,047	$61,849	$63,002

Supplemental ratio of earnings to fixed
charges	2.79x	3.06x	2.78x	2.38x	2.26x	2.33x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operating expenses.